February 26, 2025

VIA EDGAR

United States Securities

and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jason Drory

Re:	Anebulo Pharmaceuticals, Inc.
Registration Statement on Form S-3
Filed February 20, 2025
File No: 333-285098

Dear Mr. Drory:

Anebulo Pharmaceuticals, Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-285098), be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to become effective on Friday, February 28, 2025, at 5:00 p.m., Eastern Time, or as soon as reasonably practicable thereafter.

The Registrant understands that the Staff of the Commission will consider this request as confirmation by the Registrant that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

The Registrant hereby authorizes Leslie Marlow of Blank Rome LLP to orally modify or withdraw this request for acceleration. Please contact Ms. Marlow at (516) 457-4238 with any questions you may have concerning this request, and please notify Ms. Marlow when this request for acceleration has been granted.

Very truly yours,

ANEBULO PHARMACEUTICALS, INC.

By:	/s/ Richard A. Cunningham
Name:	Richard A. Cunningham
Title:	Chief Executive Officer

cc: Leslie Marlow, Blank Rome LLP